EXHIBIT 10

Business Combination Agreement

AMONG

High End Ventures, Inc.

AND

The Electrolinks Corporation

AND

Power Grid Networks Ltd.

DATED

September 18, 2007

BUSINESS COMBINATION AGREEMENT

THIS BUSINESS COMBINATION AGREEMENT ("**Agreemen**t") is entered into as of September 18, 2007, by and among High End Ventures, Inc. ("**Company**"), a corporation incorporated pursuant to the laws of the State of Colorado, Power Grid Networks Ltd. ("**Amalgamated Company**"), a corporation incorporated pursuant to the laws of the Province of Ontario and The Electrolinks Corporation ("**Electrolinks**"), a corporation incorporated pursuant to the Province of Ontario.

WITNESSETH:

WHEREAS, the Company desires to acquire all of the outstanding shares of Electrolinks (the "**Electrolinks Shares**") through an amalgamation of Electrolinks and the Amalgamated Company in exchange for up to twenty one million five hundred and eighty four thousand one hundred and eighty three (21,584,183) shares of common stock, par value $0.001, of the Company (the "**Company Shares**"), whereby the Amalgamated Company will be a wholly-owned subsidiary of the Company.

NOW, THEREFORE, in consideration of the premises and of the mutual representations, warranties and agreements set forth herein, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS AND INTERPRETATION

1.1   Defined Terms. Unless otherwise specifically defined in this Agreement or the context otherwise requires, capitalized terms used in this Agreement shall have the following meanings:

1.1.1   "**Affiliate**" or "**Affiliated**" means, in relation to any party, any company or other commercial entity or person which directly or indirectly controls, is controlled by or is under common control with such party or any of such party's directors, managers, supervisors or management personnel.

1.1.2   **"Amalgamation Agreement"** means that agreement attached as Exhibit A hereto.

1.1.3   "**Agreement**" means this agreement and the Amalgamation Agreement, the recitals hereto and all Exhibits and Schedules attached to this Agreement, in each case, as they may be amended or supplemented from time to time, and the expressions "hereof", "herein", "hereto", "hereunder", "hereby", and similar expressions, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement; and unless otherwise indicated, references to sections and subsections are to sections and subsections in this Agreement.

1.1.4   "**Applicable Law**" means any domestic or foreign statute, law, ordinance, regulation, by-law or order that applies to the Company, the Amalgamated Company or Electrolinks.

1.1.5   "**Assets**" means all of the properties, rights and assets of Electrolinks including, without limitation, all of the Inventory, cash and cash equivalents, prepaid expenses, all investments, accounts receivable, the Goodwill and IP, the Personal Property, and the Material Contracts

1.1.6 "**Business**" means the business of providing *Smart Grid* applications for utilities by delivering broadband services over any form of electrical transmission, leveraging existing electrical infrastructures like utility power lines.

1.1.7 "**Business Day**" means any day other than a Saturday, a Sunday or a day on which chartered banks in the United States of America are authorized or obligated by law to close.

1.1.7 "**CBCA**" means the Canada Business Corporations Act.

1.1.9 "**Closing Date**" has the meaning set forth in subsection 2.4.

1.1.10 "**Electrolinks Contracts**" means those agreements listed in Schedule 3.1.15 hereto.

1.1.11 "**Employees**" means all persons engaged in the Business including employees, employees on leave, contract employees and owner-operators, if any.

1.1.12 "**Encumbrance**" means any encumbrance of any kind whatever and includes, without limitation, any adverse claim, security interest, mortgage, lien, hypothecation, pledge, assignment, charge, trust or deemed trust (whether contractual, statutory or otherwise arising), or any other right, option or claim of others affecting the Assets, and any covenant or other agreement, restriction or limitation on the transfer of the Assets.

1.1.13 "**Environmental Laws**" includes all applicable laws, statutes, regulations, by-laws, rules and Orders of any Governmental Authority where Electrolinks has carried on business and the common law, relating, in whole or in part, to the environment, and includes those laws relating to the storage, generation, use, handling, manufacture, processing, transportation, import, export, treatment, release or disposal of any Hazardous Substance.

1.1.14 "**Environmental Permits**" includes all certificates, approvals, consents, authorizations, registrations, and licenses issued, granted, conferred, created or required by any Governmental Authority pursuant to any Environmental Laws.

1.1.15 "**Facilities**" means the offices of Electrolinks located at 151 Bloor Street West, 4th Floor, Toronto, Ontario, Canada M5S 1S4, and any other offices which Electrolinks utilizes.

1.1.16 "**Fixed Plant and Equipment**" means all plant, machinery and equipment situated on the Lands, if any.

1.1.17 "**Governmental Authority**" includes any domestic or foreign government whether state, federal, provincial, or municipal and any governmental agency, governmental authority, governmental tribunal or governmental commission of any kind whatsoever.

1.1.18 "**Goodwill and IP**" means:

1.1.18.1 all customer lists, contracts, files, records and outstanding quotations;

1.1.18.2 all trade marks (registered or not), trade names, designs, URL and domain names, logos, patents, patents pending, industrial design applications, and copyrights (registered or not) used in the Business, including those set forth in Exhibit C;

1.1.18.3 all trade secrets and confidential information of Electrolinks in relation to the Business;

1.1.18.4 all proprietary computer software and related manuals owned by or licensed to Electrolinks in relation to the Business;

1.1.18.5 all know-how of the Business including:

1.1.18.5.1 all information of a scientific or technical nature whether in oral, written, graphic, machine readable, electronic or physical form; and

1.1.18.5.2 all patterns, plans, designs, research data, research plans, trade secrets and other proprietary know-how, processes, formulas, drawings, technology, blue prints, flow sheets, equipment and parts lists, instructions, manuals, records and procedures.

1.1.19 "**Hazardous Substance**" means any hazardous waste, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good or contaminant as defined or identified in any Environmental Law.

1.1.20 "**Inventory**" means all inventories of products relating to the Business, all supplies, and equipment relating thereto.

1.1.21 "**Lands**" means the lands leased by Electrolinks in relation to the Business including, without limitation, the lands on which the Facilities are located.

1.1.22 "**Loss**" means any and all loss, liability, damage, cost or expense actually suffered or incurred by a party resulting from the subject matter of any claim, including the costs and expenses of any action, suit, proceeding, demand, assessment, judgment, settlement or compromise relating thereto (including legal fees on a solicitor's and his own client basis), net of any tax savings arising as a result of expensing the same, less the amount of any judgment awarded as a result of any counterclaim or set-off relating to that claim.

1.1.23 "**Order**" means any order, judgment, injunction, decree, award or writ of any court, tribunal, arbitrator, Governmental Authority, or other person who is authorized to make legally binding determinations.

1.1.24 "**Permits**" means all permits, licenses, authorizations, agreements or understandings relating to the Business and issued by any Governmental Authority, or to which any Governmental Authority is a party, including, without limitation, the Environmental Permits.

1.1.25 "**Permitted Encumbrances**" means those encumbrances listed in Exhibit B hereto.

1.1.26 "**Personal Property**" means all of the equipment, vehicles, machinery, furniture, chattels and other tangible personal property used in the Business as at the Closing Date and any and all operating manuals, warranty information or other documentation relating thereto.

1.1.27 "**Pollution**" means any type of environmental damage or contamination which contravenes any Environmental Law, including, without limiting the generality of the foregoing, damage to or contamination by any substance, waste, or goods including, without limiting the generality of the foregoing, any Hazardous Substance.

1.1.28 "**Securities Act**" means the United States Securities Act of 1933, as amended

1.1.29 "**Taxes**" means all taxes and similar governmental charges, including:

    1.1.29.1 state, federal, provincial, municipal and local, foreign or other income, franchise, capital, real property, personal property, withholding, payroll, employer health, transfer, sales, use, excise, goods and services, consumption, countervail and value added taxes, all other taxes of any kind relating to Electrolinks, or the Business and imposed by any Governmental Authority, whether disputed or not; and

    1.1.29.2 assessments, charges, duties, fees, imposts, levies or other governmental charges and interest, penalties or additions associated therewith.

1.1.30 "**Tax Returns**" means all reports, returns and other documents filed or required to be filed by Electrolinks in relation to the Business in respect of Taxes or in respect of or pursuant to any domestic or foreign federal, provincial, state, municipal, territorial or other taxing statute.

1.1.31 "**Transmittal Letter**" means the agreement attached as Exhibit D hereto.

1.1.32 "**Voting Agreement**" means the voting agreement attached as Schedule 5.1.4 hereto.

1.2   <u>Gender and Number</u>. The terms defined in the singular shall have a comparable meaning when used in the plural and vice versa, and words importing gender include all genders.

1.3   <u>Currency</u>. Unless specified, all references to currency in this Agreement shall mean U.S. dollars.

1.4   <u>Exhibits</u>. The following Exhibits are attached hereto and form part of this Agreement:

Exhibit	Description
A	Amalgamation Agreement
B	Permitted Encumbrances
C	Tradenames/Trademarks, Copyright, Proprietary Software, Patents, and Patents Pending
D	Transmittal Letter

1.5   <u>Schedules.</u> The following Schedules are attached hereto and form part of this Agreement:

Schedule	Description
3.1.15	Electrolinks Contracts
3.1.22	Litigation
3.2.15	Company Contracts
5.1.4	Voting Agreement

1.6   Section Headings. The section and subsection headings contained in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

ARTICLE II
AMALGAMATION OF ELECTROLINKS AND THE AMALGAMATED COMPANY

2.1   Amalgamation of Electrolinks and Amalgamated Company. Electrolinks and the Amalgamated Company agree to amalgamate on the terms set forth in the Amalgamation Agreement attached hereto as Exhibit A. On the merger of the Amalgamated Company and Electrolinks, shareholders of Electrolinks shall be entitled to receive one (1) Company Share in exchange for two (2) Electrolinks Shares. The Company Shares will be exchanged for the Electrolinks Shares pursuant to the securities transaction exemptions afforded by Section 4(2) and/or Regulation S of the Securities Act.

2.2   Fractional Shares. The Company shall not issue fractional Company Shares in exchange for the Electrolinks Shares, rather the Company will round fractional shares, if any, up to the next whole Company Share.

2.3   Resale Restrictions. The Company Shares exchanged for Electrolinks Shares shall be subject to resale restrictions imposed pursuant to the Securities Act and restricted for a period of at least twelve (12) months from the date of issuance.

2.4   Closing Date. The Closing Date of the transaction contemplated hereby shall take place on or before November 9, 2007 or as agreed by the parties in writing, at the offices of the Electrolinks, at 11 a.m. Eastern Time.

ARTICLE III
REPRESENTATIONS AND WARRANTIES

3.1   Electrolinks. Electrolinks makes the representations and warranties set out hereto to the Company, recognizing that the Company is relying on such representations and warranties in entering into the transactions contemplated by this Agreement. All due diligence searches, investigations or inspections by the Company, up to the Closing Date, are without prejudice to the Company's right to rely upon the representations and warranties of Electrolinks in entering into the transactions contemplated by hereby. Electrolinks makes the following representations and warranties set out hereto to the Company:

3.1.1 <u>Formation and Qualification</u>. Electrolinks is a corporation duly incorporated, validly existing and in good standing under the laws of the Province of Ontario and the CBCA. Electrolinks has all requisite company power and authority to own, lease and operate its respective properties. Electrolinks is duly registered, licensed or qualified to carry on the Business in the jurisdictions in which the nature of the Business as now being conducted by it or the property owned or leased by it makes such registration, licensing or qualification necessary.

3.1.2 <u>Authority, Filings, Consents and Approvals</u>. Electrolinks has the corporate power and authority to enter into this Agreement and to perform the transactions contemplated by this Agreement subject to shareholder approval in accordance with the laws of the Province of Ontario and the CBCA. This Agreement has been duly authorized, executed and delivered by the Electrolinks' board of directors and, subject to shareholder approval, constitutes a legal, valid and binding obligation of Electrolinks, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles. The execution, delivery and performance of this Agreement and the agreements contemplated herein will not require Electrolinks to obtain any other consent, waiver, authorization or approval of, or make any filing with or give prior notice to, any person, except for any such consents, waivers, authorizations or approvals which relate to shareholder approval.

3.1.3 <u>Capitalization of Electrolinks</u>. Electrolinks is authorized to issue an unlimited number of common shares, of which 43,168,366 common shares are issued and outstanding. No other classes of stock are authorized or issued. The Electrolinks Shares are duly authorized, validly issued, fully paid and non-assessable and are owned of record and beneficially by the shareholders of Electrolinks.

3.1.4 The Electrolinks Shares. There are no outstanding options, warrants or rights to purchase or acquire, or securities convertible into or exchangeable for, any shares or other securities in the capital of Electrolinks except those options granted to Allan Sloan and Wayne Owens, and there are no other contracts, commitments, agreements, understandings, arrangements or restrictions which require Electrolinks to issue, sell or deliver any of its respective shares or other securities.

3.1.5 Corporate Records. All transactions of Electrolinks have been promptly and properly recorded or filed in or with its respective books and records, and the minute books contain complete and accurate records of the meetings and proceedings of shareholders and directors thereof.

3.1.6 Electrolinks Directors and Officers. The directors and officers of Electrolinks are as follows:

Directors
Balbir Ahluwalia
Roman Hrycyshyn
Hari Rao

Officers
Hari Rao, Chief Executive Officer
Wayne Owens, Chief Financial Officer

3.1.7 Liabilities. Except for the Permitted Encumbrances, Electrolinks has no material liabilities of any kind whatsoever, contingent or non-contingent, other than those incurred in the ordinary course of business, including, without limitation, commercial real estate leases, utilities, telephone, and legal services.

3.1.8 Liabilities at Closing. Except as may otherwise be set forth in Section 3.1.7 above, the value of all liabilities of Electrolinks, including any exposure under any guarantees, as at the Closing Date, shall not be in excess of those normally incurred and paid in the ordinary course of business and are not individually or in the aggregate in excess of $1,400,000.

3.1.9 Assets. Electrolinks has good and marketable, legal and beneficial title to all of the property comprising the Assets, free and clear of all Encumbrances except for the Permitted Encumbrances. The Assets constitute all of the property, rights and other assets used by Electrolinks, or which are necessary or desirable to conduct the Business as conducted prior to the date hereof. Without limiting the generality of the foregoing, none of the Personal Property, Goodwill and IP, Fixed Plant and Equipment is leased or otherwise used in the Business subject to any agreement with or claim by any third party.

3.1.10 Corporate Records and Financial Statements. All material transactions relating to the Business have been promptly and properly recorded or filed in or with Electrolinks' books and records. The minute books of Electrolinks contain complete and accurate records of the meetings and proceedings of the shareholders and the directors thereof. Electrolinks has furnished to the Company copies of the Electrolinks' consolidated financial statements, including (a) the audited balance sheets of Electrolinks and the audited statements of income, changes in shareholders' equity and statements of cash flow for the period ended December 31, 2006 and December 31, 2005, together with the notes thereon and the report of its independent certified public accountants, and (b) the six month interim statements for the period ended June 30, 2007. The audited financial statements have been prepared in conformity with U.S. generally accepted accounting principles applied on a consistent basis from year to year (except as noted otherwise therein), and are true and correct and present fairly in all material respects the financial condition of Electrolinks and the results of operations and changes in cash flow of Electrolinks for the periods to which each relates.

3.1.11 Environmental Compliance. Except in compliance with Environmental Laws, Electrolinks has not caused or permitted, and Electrolinks has no knowledge of, any material release or disposal by any person of any Hazardous Substance on or from any premises formerly or presently used in the Business. All Hazardous Substances generated, handled, stored, treated, processed, transported or disposed of in the course of the Business have been generated, handled, stored, treated, processed, transported or disposed of in all material respects, in compliance with applicable Environmental Laws and the Environmental Permits.

3.1.12 Payment of Taxes. Electrolinks has paid all Taxes due and payable in relation to the Business and has paid all assessments that Electrolinks has received in respect of Taxes.

3.1.13 Reassessments. No reassessments of Taxes have been issued against Electrolinks in relation to the Business nor is Electrolinks aware of any pending or threatened assessment or reassessment for Taxes. Electrolinks has not executed or filed with any Governmental Authority any agreement extending the period for assessment, reassessment or collection of any Taxes.

BUSINESS COMBINATION AGREEMENT

3.1.14 <u>Withholdings</u>. Electrolinks has withheld from each payment made to any of the Employees of the Business or former Employees, officers and managers, and to all other persons, all amounts required by law and will continue to do so until the Closing Date and has remitted or will remit, such withheld amounts within the prescribed periods to the appropriate Governmental Authority. Electrolinks has charged and collected and has remitted or will remit on a timely basis all Taxes as required by Applicable Law on any sale, supply or delivery whatsoever, made in relation to the Business.

3.1.15 <u>Contracts</u>. Electrolinks is not a party to, or bound by, any material contract, agreement or commitment of any kind in relation to its business other than this Agreement and those contracts listed in Schedule 3.1.15. Schedule 3.1.15 contains an accurate and complete list of all written and oral agreements and contracts in effect on the date of this Agreement to which Electrolinks is a party or by which it is bound. There are no contracts in formation or which are capable of subsequent formation as a result of future satisfied conditions. Electrolinks has made available to the Company true and complete copies of the contracts (including any amendments or modifications thereto).

3.1.16 <u>Employees</u>. Complete and accurate particulars of the Employees pertaining to the date of hire of such Employees and their annual remuneration and the names of those on long term disability, workers' compensation or leave of absence (if any) will be provided to the Company upon request. Electrolinks does not have any written employment agreements relating to any of the Employees, except those employment agreements with Balbir Ahluwalia, Hari Rao, and Wayne Owens.

3.1.17 <u>Collective/Employment Agreements</u>. None of the Employees is employed under a contract which cannot be terminated by Electrolinks, with or without notice, including those Employees who are employed on indefinite hire requiring reasonable notice of termination by Applicable Law. Electrolinks is not a party, either directly or by operation of law, to any collective bargaining agreement. No trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any of the Employees of the Business by way of certification, interim certification, voluntary recognition, or successor rights. There are no threatened or pending union organizing activities involving the Employees and there are no threatened labor disputes or work stoppages relating to, or connected with, the Business.

3.1.18 <u>Occupational Health and Safety</u>. There are no outstanding inspection orders or charges or any other Orders made against Electrolinks or the Business. Electrolinks is in compliance with all occupational health and safety rules and regulations in all material respects in relation to the Business and there are no outstanding violations of such rules and regulations.

3.1.19 <u>Insurance</u>. The Assets are insured by reputable insurers against liability, loss and damage in such amounts and against such risks as is prudent for the Business, and such insurance coverage will be continued in full force and effect up to and including the Closing Date. All insurance policies relating to the Business are in full force and effect and Electrolinks is not in default with respect to any of the provisions contained in any such insurance policy. Electrolinks is not aware of any events or occurrences that could reasonably form the basis for a claim under Electrolinks' policies of insurance.

3.1.20 <u>Permits</u>. Electrolinks is in possession of and is in compliance with all Permits required by any Governmental Authority which are necessary to conduct the Business.

3.1.21 <u>Absence of Legal Conflicts</u>. The execution and delivery of this Agreement by Electrolinks does not, and the performance of this Agreement by such party of the transactions contemplated by this Agreement will not:

3.1.21.1 conflict with or violate the constituent documents of Electrolinks, or any resolution of the shareholders of Electrolinks;

3.1.21.2 conflict with or violate any Applicable Law; or

3.1.21.3 result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance on any of Assets pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Electrolinks is a party in relation to the Business or by which the Business or the Assets is bound or affected, which, in any such case, would prohibit or delay such parties' ability to perform their respective obligations under this Agreement.

3.1.22 <u>Litigation</u>. There are no claims, actions, proceedings, suits, investigations or reviews pending or threatened against Electrolinks or otherwise in relation to the Business or the Assets or the Electrolinks Shares, before or by any Governmental Authority or court except those matters detailed in Schedule 3.1.22.

3.1.23 <u>Subsidiaries</u>. Electrolinks has a minority interest in the following subsidiary:

Elektrokom Kosovo Inc. – 14% interest

3.1.24 <u>Conduct of Business - Changes</u>. Since June 30, 2007:

3.1.24.1 Electrolinks has conducted the Business in the ordinary course, using reasonable efforts to preserve the Business;

3.1.24.2 there has not been any material adverse change in the Assets, affairs or financial condition of the Business;

3.1.24.3 Electrolinks has not:

3.1.24.3.1 increased the compensation paid or payable to any of the Employees or increased the benefits to which the Employees are entitled or provided any new benefits for any such employees; or

3.1.24.3.2 modified, amended or terminated any contract to which it is or was a party in relation to the Business, except in the ordinary course of business with a view to the best interests of the Business.

3.1.25 <u>Copies of Documents etc</u>. True and complete copies of the documents and agreements listed in the Exhibits and Schedules hereto have been made available to the Company and its counsel for review.

3.2   Company. The Company makes the representations and warranties set out hereto to Electrolinks, recognizing that Electrolinks is relying on such representations and warranties in entering into the transactions contemplated by this Agreement. All due diligence searches, investigations or inspections by Electrolinks, up to the Closing Date, are without prejudice to Electrolinks' right to rely upon the representations and warranties of the Company in entering into the transactions contemplated by this Agreement.

3.2.1   Incorporation and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Colorado and is duly qualified as a foreign corporation in all jurisdictions in which the failure to so qualify would have a material adverse effect on the Company.

3.2.2   Authority, Filings, Consents and Approvals. The Company has the corporate power and authority to enter into this Agreement and to perform the transactions contemplated by this Agreement subject to shareholder approval and the filing of pertinent disclosure filings with the Securities and Exchange Commission ("**Commission**"). This Agreement has been duly authorized, executed and delivered by the Company's board of directors and, subject to shareholder approval, constitutes a legal, valid and binding obligation of the Company, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles. The execution, delivery and performance of this Agreement and the agreements contemplated herein will not require the Company to obtain any other consent, waiver, authorization or approval of, or make any filing with or give prior notice to, any person, except for any such consents, waivers, authorizations or approvals which relate to shareholder approval and disclosure filings with the Commission.

3.2.3   Capitalization of the Company. The authorized capital of the Company consists of one hundred million (100,000,000) common shares par value $0.001, of which fifteen million eight hundred and fifty thousand (15,850,000) common shares are issued and outstanding, and ten million (10,000,000) preferred shares par value $0.001, of which zero (0) preferred shares are issued and outstanding, all of which are duly authorized, validly issued, fully paid and non-assessable.

3.2.4   The Company Shares. Except as to those shares outstanding, the Company has not granted any other rights nor incurred any other commitments to purchase, acquire, convert or exchange any other securities for common or preferred shares of the Company and there are no other contracts, commitments, agreements, understandings, arrangements or restrictions that require the Company to issue, sell or deliver any of its stock or other securities. The Company has sufficient authorized, unissued shares of its common stock to consummate the transactions contemplated herein, and such stock bears no restriction on issuance that would prohibit issuance to the shareholders as contemplated herein.

3.2.5   Corporate Records. All transactions of the Company have been promptly and properly recorded or filed in or with its respective books and records, and the minute books contain complete and accurate records of the meetings and proceedings of stockholders and directors thereof.

3.2.6   Company Directors and Officers. The directors and officers of the Company are as follows:

Directors
Nadir Walji

Officers
Nadir Walji   President, Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer

3.2.7   Liabilities. Except as shown in its most recent publicly released audited financial statements and interim un-audited financial statements (the "**Company Financials**") the Company has no material liabilities of any kind whatsoever, contingent or non-contingent, other than those incurred in the ordinary course of business, including, without limitation, commercial real estate leases, utilities, telephone, and legal services.

3.2.8   Liabilities at Closing. Except as may otherwise be set forth in Section 3.2.7 above, the value of all liabilities of the Company, including any exposure under any guarantees, as at the Closing Date, shall not be in excess of those normally incurred and paid by the Company in the ordinary course of business and are not individually or in the aggregate in excess of $400,000.

3.2.9   Assets. The Company has good and marketable, legal and beneficial title to all of the property comprising its assets as shown on the Company Financials, free and clear of all Encumbrances. Such assets constitute all of the property, rights and other assets used by the Company, or which are necessary or desirable to conduct the Company's business as conducted prior to the date hereof. Without limiting the generality of the foregoing, none of the personal property or the fixed plant and equipment shown in the Company Financials is leased or otherwise used in the Company's business subject to any agreement with any third party.

3.2.10 <u>Corporate Records and Financial Statements</u>. All material transactions relating to the Company's business have been promptly and properly recorded or filed in or with the Company's books and records. The minute books of the Company contain complete and accurate records of the meetings and proceedings of stockholders and directors thereof. The Company has furnished to Electrolinks copies of the Company Financials, including (a) the audited balance sheets of the Company and the audited statements of income, changes in shareholders' equity and statements of cash flow for the periods ended September 30, 2006 and 2005, together with the notes thereon and the report of its independent certified public accountants and (b) the nine month interim statements for the period ended June 30, 2007. The audited financial statements have been prepared in conformity with United States generally accepted accounting principles applied on a consistent basis from year to year (except as noted otherwise therein), and are true and correct and present fairly in all material respects the financial condition of the Company and the results of operations and changes in cash flow of the Company for the periods to which each relates.

3.2.11 <u>Environmental Compliance</u>. Except in compliance with Environmental Laws, to the knowledge of the Company and its directors, the Company has not caused or permitted, and the Company and its directors have no knowledge of, any material release or disposal by any person of any Hazardous Substance on or from any premises formerly or presently used in the Company's business. All Hazardous Substances generated, handled, stored, treated, processed, transported or disposed of in the course of the Company's business have been generated, handled, stored, treated, processed, transported or disposed of in all material respects, in compliance with applicable Environmental Laws.

3.2.12 <u>Payment of Taxes</u>. The Company has paid all Taxes due and payable in relation to the Company's business and has paid all assessments that the

Company has received in respect of Taxes.

3.2.13 <u>Reassessments</u>. No reassessments of Taxes have been issued against the Company in relation to the Company's Business nor is the Company aware of any pending or threatened assessment or reassessment for Taxes. The Company has not executed or filed with any Governmental Authority any agreement extending the period for assessment, reassessment or collection of any Taxes.

3.2.14 <u>Withholdings</u>. The Company has withheld from each payment made to any of its current or former employees, officers and directors, and to all other persons, all amounts required by law and will continue to do so until the Closing Date. The Company has remitted or will remit, such withheld amounts within the prescribed periods to the appropriate Governmental Authority. The Company has charged and collected and has remitted or will remit on a timely basis all Taxes as required by Applicable Law on any sale, supply or delivery whatsoever, made in relation to the Company's business.

3.2.15 <u>Contracts</u>. The Company is not a party to, or bound by, any material contract, agreement or commitment of any kind in relation to its business other than this Agreement and those contracts listed in Schedule 3.2.15.

3.2.16 <u>Employees</u>. Complete and accurate particulars of the Company's employees pertaining to the date of hire of such employees and their annual remuneration and the names of those on long term disability, workers' compensation or leave of absence (if any) will be provided to Electrolinks upon request. The Company does not have any written employment agreements relating to any of its employees.

3.2.17 <u>Collective/Employment Agreements</u>. None of the Company's employees is employed under a contract that cannot be terminated by the Company, with or without notice, including those employees who are employed on indefinite hire requiring reasonable notice of termination by Applicable Law. The Company is not a party, either directly or by operation of law, to any collective bargaining agreement. No trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any of the Company's employees by way of certification, interim certification, voluntary recognition, or successor rights. There are no threatened or pending union organizing activities involving the Company's employees and there are no threatened labor disputes or work stoppages relating to, or connected with, the Company's business.

3.2.18 <u>Occupational Health and Safety</u>. There are no outstanding inspection orders or charges or any other Orders made against the Company or its business. The Company is in compliance with all occupational health and safety rules and regulations in all material respects in relation to its business and there are no outstanding violations of such rules and regulations.

3.2.19 <u>Insurance</u>. The Company carries no insurance related to its business or assets.

3.2.20 <u>Permits</u>. The Company is in possession of and is in compliance with all Permits required by any Governmental Authority that are necessary to conduct the Company's business.

3.2.21 <u>Absence of Legal Conflict</u>. The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by such party of the transactions contemplated by this Agreement will not:

3.2.21.1 conflict with or violate the constituent documents of the Company;

3.2.21.2 conflict with or violate any Applicable Law; or

3.2.21.3 result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company is a party or by which the Company or any of its properties is bound or affected, which, in any such case, would prohibit or delay the Company's ability to perform its obligations under this Agreement.

3.2.22 <u>Reporting Status</u>. The Company is subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, and is current in all required filings with the Commission as of the execution of this Agreement. The Company's reports filed with the Commission can be viewed at www.sec.gov. Prior to closing, Electrolinks agrees to provide the Company with information that will satisfy the disclosure requirements of a Form 10-SB Registration Statement which information will be incorporated into a Form 8-K which will be filed with the Commission disclosing the consummation of the transaction as contemplated herein.

3.2.23 <u>Litigation</u>. There are no claims, actions, proceedings, suits, investigations or reviews pending or, to the knowledge of the Company's directors, threatened against the Company or otherwise in relation to the Company or its assets or outstanding shares, before or by any Governmental Authority or court.

3.2.24 <u>Subsidiaries</u>. The Company has no interest in any subsidiary.

3.2.25 <u>Conduct of Business - Changes</u>. Since June 30, 2007:

    3.2.25.1 the Company has conducted its business in the ordinary course, using reasonable efforts to preserve such business;

    3.2.25.2 there has not been any material adverse change in the Company's assets, affairs or financial condition of the Company's business;

    3.2.25.3 the Company has not:

        3.2.25.3.1 increased the compensation paid or payable to any of its employees or increased the benefits to which its employees are entitled or provided any new benefits for any such employees; or

        3.2.25.3.2 modified, amended or terminated any contract to which it is or was a party in relation to the Company's business, except in the ordinary course of business with a view to the best interests of the Company's business.

3.2.26 <u>Copies of Documents etc</u>. True and complete copies of the documents and agreements listed in the Exhibits and Schedules hereto have been made available to Electrolinks and its counsel for review.

3.2.27 <u>Investment Intent</u>. The Company is acquiring the Electrolinks Shares for investment purposes only and not with a view to or for resale or distribution and will not resell or otherwise transfer or dispose of the Electrolinks Shares except in accordance with the provisions of all Applicable Laws.

ARTICLE IV
CLOSING

4.1   Electrolinks' Deliveries and Actions at Closing. On the Closing Date or unless expressly determined in writing otherwise, Electrolinks shall deliver to the Company the following:

   4.1.1   A certified copy of the resolutions of the board of directors of Electrolinks approving the Agreement and the Amalgamation Agreement;

   4.1.2   A certified copy of a special resolution of the shareholders of Electrolinks approving the Agreement and the Amalgamation Agreement;

   4.1.3   All discharges and notices of discharge, estoppel letters, pay-out letters or similar discharging documentation, in registrable form if required, which are necessary or desirable to effect or evince the discharge of any Encumbrances other than Permitted Encumbrances, all of which are satisfactory in form and content to the Company, acting reasonably;

   4.1.4   A closing certificate signed by the principal officer of Electrolinks, certifying that at and as of the Closing Date, the representations and warranties made by Electrolinks contained in this Agreement are true and correct as if made at the Closing Date and that all covenants, agreements and conditions required by this Agreement to be performed or complied with by Electrolinks prior to or at the Closing Date have been performed and complied with, except as otherwise specifically disclosed to Company by notice in writing; and

   4.1.5   Such other documents, certificates, instruments and agreements as are required or contemplated to be delivered to the Company by Electrolinks pursuant to this Agreement.

4.2   The Company's Deliveries and Actions at Closing. On the Closing Date or unless expressly determined in writing otherwise, the Company shall deliver or effect the following:

   4.2.1   A certified copy of the resolutions of the board of directors of the Company approving the Agreement and the Amalgamation Agreement;

   4.2.2   A certified copy of a special resolution of the shareholders of the Company approving the Agreement and the Amalgamation Agreement;

4.2.3 A closing certificate of a principal officer of the Company, certifying that at and as of the Closing Date, the representations and warranties made by the Company contained in this Agreement are true and correct as if made at the Closing Date and that all covenants, agreements and conditions required by this Agreement to be performed or complied with by the Company prior to or at the Closing Date have been performed and complied with, except as otherwise specifically disclosed to Electrolinks by notice in writing; and

4.2.4 Appoint two (2) persons nominated by Electrolinks, subject to shareholder election, to the board of directors on the Closing Date.

4.2.5 Amend the Company's articles of incorporation, subject to shareholder approval, to "Electrolinks International Corp." or such similar name as the parties hereto may agree upon.

4.2.6 Such other documents, certificates, instruments and agreements as are required or contemplated to be delivered to Electrolinks or the shareholders by the Company pursuant to this Agreement.

4.3 The Shareholders of Electrolinks Deliveries and Actions at Closing. On the Closing Date, or as soon as practicable thereafter, each Electrolinks shareholder shall deliver to the Company, through Electrolinks, their Electrolinks Shares and a Transmittal Letter, the form for which is attached hereto as Exhibit D, in exchange for the delivery to such shareholder of the Company Shares to which each is entitled.

ARTICLE V
CONDITIONS PRECEDENT TO CLOSING

5.1 Conditions Precedent to Obligations of the Company. The obligations of the Company under this Agreement to consummate the Agreement contemplated hereby shall be subject to the satisfaction on or before the Closing Date, of the following conditions, *provided, however*, that the Company may waive the pre-Closing Date performance of the following conditions without waiving its right to require the post-Closing Date performance of the following conditions (unless expressly waived in a signed writing):

5.1.1 Representations and Warranties True. The representations and warranties of Electrolinks shall be in all material respects true and accurate as of the date when made, and, except as to representations and warranties which are expressly limited to a state of facts existing at a time prior to the Closing Date, shall be in all material respects true and accurate at and as of the Closing Date.

5.1.2   <u>Performance of Covenants</u>. Electrolinks shall have performed and complied in all material respects with each and every covenant, agreement and condition required by this Agreement to be performed or complied with by each prior to or as of the Closing Date.

5.1.3   <u>Governmental or Other Proceeding or Litigation</u>. No Order of any court or administrative agency shall be in effect which restrains or prohibits any transaction contemplated hereby; and no suit, action, other than the exercise of dissenters' rights, investigation, inquiry or proceeding by any governmental body or other person or entity shall be pending or threatened against Electrolinks which challenges the validity or legality, or seeks to restrain the consummation, of the transactions contemplated hereby.

5.1.4   <u>Voting </u>Agreement. Electrolinks shall have delivered a Voting Agreement between the Company and certain shareholders of Electrolinks which Voting Agreement is attached hereto as Schedule 5.1.4.

5.1.5   <u>Closing Documentation</u>. The Company shall have received the documents identified in Section 4.1 and Section 4.3 in addition to such other documentation on the Closing Date as the Company and its counsel may reasonably require to evidence compliance by Electrolinks with all of their obligations under this Agreement.

5.2   <u>Conditions Precedent to Obligations of Electrolinks</u>. The obligations of Electrolinks under this Agreement to consummate the Agreement contemplated hereby shall be subject to the satisfaction, or to the waiver by Electrolinks on or before the Closing Date of the following conditions, *provided, however*, that Electrolinks may waive the pre-Closing Date performance of the following conditions without waiving their right to require the post-Closing Date performance of the following conditions (unless expressly waived in a signed writing):

5.2.1   <u>Representations and Warranties True</u>. The representations and warranties of the Company shall be in all material respects true and accurate as of the date when made, and, except as to representations and warranties which are expressly limited to a state of facts existing at a time prior to the Closing Date, shall be in all material respects true and accurate at and as of the Closing Date.

5.2.2   <u>Performance of Covenants</u>. The Company shall have performed and complied in all material respects with each and every covenant, agreement and condition required by this Agreement to be performed or complied with by it prior to or as of the Closing Date.

5.2.3   <u>Governmental or Other Proceeding or Litigation</u>. No Order of any court or administrative agency shall be in effect which restrains or prohibits any transaction contemplated hereby; and no suit, action, other than the exercise of dissenters' rights, investigation, inquiry or proceeding by any governmental body or other person or entity shall be pending or threatened against the Company which challenges the validity or legality, or seeks to restrain the consummation, of the transactions contemplated hereby.

5.2.4   <u>Employment Agreements.</u> The Company shall have entered into management/ employment agreements with the key employees of Electrolinks, in a form and substance satisfactory to the Company and the key employees.

5.2.5   <u>Closing Documentation</u>. Electrolinks shall have received the documents identified in Section 4.2 and such additional documentation on the Closing Date as Electrolinks and Electrolinks' counsel may reasonably require to evidence compliance by the Company with all of its obligations under this Agreement.

ARTICLE VI
COMPANY'S FUTURE COMMITMENTS

6.1   <u>Financing</u>. The Company shall use its best commercial efforts to raise financing, or to dedicate existing financing and/or resources, in the amount of $5,000,000 within one year of the Closing Date for research and development, expansion of services, marketing and to increase product awareness through video, digital, print and electronic media.

6.2   <u>Registration</u>. In the event the Company is successful in raising or dedicating existing financing and/or resources, in the amount of $5,000,000 within one year of the Closing Date, it will initiate a registration under the Securities Act of twenty five percent (25%) of the Company Shares issued to each shareholder of Electrolinks on a pro rata basis.

ARTICLE VII
INDEMNIFICATION

7.1   <u>Indemnity of Electrolinks</u>. The Company agrees to defend, indemnify and hold harmless Electrolinks from and against, and to reimburse Electrolinks with respect to, all liabilities, losses, costs and expenses, including, without limitation, reasonable attorneys' fees and disbursements ("**Electrolinks' Losses**"), asserted against or incurred by Electrolinks by reason of, arising out of, or in connection with any material breach of any representation or warranty contained in this Agreement made by the Company or in any document or closing certificate delivered by the Company pursuant to the provisions of this Agreement or in connection with the transactions contemplated thereby. Notwithstanding the foregoing provisions of this Section 7.1, no claim for indemnification shall be made by Electrolinks against the Company unless and until the aggregate of Electrolinks Losses shall exceed $25,000.

7.2   <u>Indemnity of the Company</u>. Electrolinks agrees to defend, indemnify and hold harmless the Company from and against, and to reimburse the Company with respect to, all liabilities, losses, costs and expenses, including, without limitation, reasonable attorneys' fees and disbursements ("**Company Losses**"), asserted against or incurred the Company by reason of, arising out of, or in connection with any material breach of any representation or warranty contained in this Agreement and made by Electrolinks, or in any document or certificate delivered by Electrolinks pursuant to the provisions of this Agreement or in connection with the transactions contemplated thereby; provided, however, that Electrolinks shall only be required to defend, indemnify and hold harmless the Company for the representations and warranties made by Electrolinks. Notwithstanding the foregoing provisions of this Section 7.2, no claim for indemnification shall be made by Company against Electrolinks unless and until the aggregate Company Losses shall exceed $25,000.

7.3   <u>Indemnification Procedure</u>. A party (an "**Indemnified Party**") seeking indemnification shall give prompt notice to the other party (the "**Indemnifying Party**") of any claim for indemnification arising under this Article VII. The Indemnifying Party shall have the right to assume and to control the defense of any such claim with counsel reasonably acceptable to such Indemnified Party, at the Indemnifying Party's own cost and expense, including the cost and expense of reasonable attorneys' fees and disbursements in connection with such defense, in which event the Indemnifying Party shall not be obligated to pay the fees and disbursements of separate counsel for such in such action. In the event, however, that such Indemnified Party's legal counsel shall determine that defenses may be available to such Indemnified Party that are different from or in addition to those available to the Indemnifying Party, in that there could reasonably be expected to be a conflict of interest if such Indemnifying Party and the Indemnified Party have common counsel in any such proceeding, or if the Indemnified Party has not assumed the defense of the action or proceedings, then such Indemnifying Party may employ separate counsel to represent or defend such Indemnified Party, and the Indemnifying Party shall pay the reasonable fees and disbursements of counsel for such Indemnified Party. No settlement of any such claim or payment in connection with any such settlement shall be made without the prior written consent of the Indemnifying Party which consent shall not be unreasonably withheld.

ARTICLE VIII
SURVIVAL OF REPRESENTATIONS AND WARRANTIES

8.   All representations and warranties of the parties contained in this Agreement and in all ancillary agreements, instruments and certificates delivered on the Closing Date will not merge on, and shall survive the Closing Date, the acquisition of Electrolinks, the exchange of the Company Shares, and any reorganization, amalgamation, sale or transfer of Electrolinks or the Company and will continue in full force and effect thereafter for a period of 2 years after the Closing Date.

ARTICLE IX
MISCELLANEOUS

9.1   Amendment and Modification; Waiver. This Agreement may only be amended or modified in writing, signed by all of the parties hereto. No waiver in writing of any provision of this Agreement shall constitute a waiver of any other provision nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

9.2   Further Assurances. The parties will execute and deliver such further documents and do such further and other things as may be necessary to carry out and give effect to the intent of this Agreement and the transactions contemplated hereby.

9.3   Expenses. Except as otherwise expressly provided in this Agreement and whether or not the transactions contemplated by this Agreement are completed, the parties shall bear their own respective expenses (including, but not limited to, all compensation and expenses of counsel, consultants, actuaries and independent accountants) incurred in connection with this Agreement and the transactions contemplated hereby.

9.4   Public Disclosure. The parties agree that, except as may be required to comply with the requirements of Applicable Laws, the parties shall keep the terms of this Agreement, and the agreements entered into in relation hereto, confidential. In this regard, Electrolinks acknowledges that the Company is a publicly traded and that the Company may decide, in its sole discretion, when and how to comply with applicable reporting requirements incumbent upon it's publicly traded status.

9.5   Assignment**.** No party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other parties hereto, such consent not to be unreasonably withheld.

9.6   Parties in Interest**.** This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors, heirs or other personal legal representatives and permitted assigns. Except as expressly provided in this Agreement, nothing in this Agreement is intended to confer upon any person other than the Company, Electrolinks or its respective successors, heirs or other personal legal representatives or permitted assigns, any rights or remedies under or by reason of this Agreement.

9.7   Counterparts**.** This Agreement and any amendments hereto may be executed in one or more counterparts, each of which shall be deemed to be an original by the parties executing such counterpart, but all of which shall be considered one and the same instrument. A signed facsimile or telecopied copy of this Agreement shall be effectual and valid proof of execution and delivery.

9.8   Performance on Holidays. If any action is required to be taken pursuant to this Agreement on or by a specified date which is not a Business Day, then such action shall be valid if taken on or by the next succeeding Business Day.

9.9   Notice. All communications, notices, requests, consents or demands given or required under this Agreement shall be in writing and shall be deemed to have been duly given when delivered to, or received by prepaid registered or certified mail or recognized overnight courier addressed to, or upon receipt of a facsimile sent to, the party for whom intended, as follows, or to such other address or facsimile number as may be furnished by such party by notice in the manner provided herein:
If to Company:
    High End Ventures, Inc.
    2610-1066 West Hastings Street
    Vancouver, British Columbia
    Canada V6E 3X2

Tel. (604) 602-1717
Fax. (604) 687-6755

With a copy to:
Orsa & Company
600 Westwood Terrace
Austin, Texas 78746
Tel. (512) 462-3327
Fax. (512) 462-3328

If to Electrolinks:

**Electrolinks
Corporation**
151 Bloor Street West, 4th Floor
Toronto, Ontario
Canada M5S 1S4
Tel. (416) 924-0110 / (416) 850-8881
Fax. (416) 850-8882

With a copy to:
Leslie T. Gord
Gowling Lafleur Henderson LLP
Suite 1600 1 First Canadian Place
100 King Street West
Toronto, Ontario
Canada M5X 1G5
Tel. (416) 369-7309
Fax. (416) 862-7661

9.10   Governing Law. This Agreement will be construed and enforced in accordance with and governed by the laws of the State of Colorado, without reference to principles of conflicts of law. Each of the parties consents to the jurisdiction of the federal courts whose districts encompass any part of the State of Colorado in connection with any dispute arising under this Agreement and hereby waives, to the maximum extent permitted by law, any objection, including any objection based on forum non conveniens, to the bringing of such proceeding in such jurisdictions. Each party hereby agrees that if another party to this Agreement obtains a judgment against it in such a proceeding, the party which obtained such judgment may enforce same by summary judgment in the courts of any country having jurisdiction over the party against whom such judgment was obtained, and each party hereby waives any defenses available to it under local law and agrees to the enforcement of such a judgment. Each party to this Agreement irrevocably consents to the service of process in any such proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to such party at its address set forth herein. Nothing herein shall affect the right of any party to serve process in any other manner permitted by law.

9.11   <u>Severability</u>. If any provision of this Agreement is held to be invalid or unenforceable by a court of competent jurisdiction, this Agreement shall be interpreted and enforceable as if such provision were severed or limited, but only to the extent necessary to render such provision and this Agreement enforceable.

9.12   <u>Finder's Fee Agreement</u>. The Company entered into a Finder's Fee Agreement with Valor Invest Ltd. ("Valor"), dated September 15, 2006, whereby Valor is entitled to a finder's fee in shares of the Company's common stock equivalent to seven percent (7%) of that number of common shares issued in the aggregate to the shareholders of Electrolinks within ten (10) business days of the closing of this Agreement in consideration of introducing Electrolinks to the Company as a prospective acquisition opportunity.

9.13   <u>Entire Agreement</u>. This Agreement, the Exhibits, the Schedules, and any instruments and agreements to be executed pursuant to this Agreement, sets forth the entire understanding of the parties hereto with respect to its subject matter, merges and supersedes all prior and contemporaneous understandings with respect to its subject matter and may not be waived or modified, in whole or in part, except by a writing signed by each of the parties hereto. No waiver of any provision of this Agreement in any instance shall be deemed to be a waiver of the same or any other provision in any other instance. Failure of any party to enforce any provision of this Agreement shall not be construed as a waiver of its rights under such provision.

IN WITNESS WHEREOF each of the parties hereto has executed this Agreement as of the date first set forth above.

COMPANY - HIGH END VENTURES, INC.

By: /s/ Nadir Walji
    Nadir Walji
    Chief Executive Officer

ELECTROLINKS - THE ELECTROLINKS CORPORATION

By: /s/ Hari Rao
    Hari Rao
    Chief Executive Officer

AMALGAMATED COMPANY - POWER GRID NETWORKS LTD.

By: /s/ Nadir Walji
    Nadir Walji
    Director

EXHIBIT A

AMALGAMATION AGREEMENT

THIS AMALGAMATION AGREEMENT made as of the 18th day of September, 2007

AMONG:

HIGH END VENTURES, INC.

(hereinafter called "**High End**")

OF THE FIRST PART

- and -

THE ELECTROLINKS CORPORATION

(hereinafter called "**Electrolinks**")

OF THE SECOND PART

- and -

POWER GRID NETWORKS LTD.

(hereinafter called "**Power Grid")**

OF THE THIRD PART

WITNESSES THAT:

WHEREAS Electrolinks and Power Grid have agreed to amalgamate pursuant to Section 181 of the Act (*see definition below*) upon the terms and conditions hereinafter described and for such purpose High End has agreed to issue Exchange Shares (*see definition below*) as hereinafter provided.

NOW THEREFORE the parties agree as follows:

ARTICLE 1
DEFINITIONS

1.1   In this Agreement:

(a)   "**Act**" means the Canada Business Corporations Act.

(b)   "**Agreement**" means this Amalgamation Agreement.

(c)   "**Amalgamated Corporation**" means the continuing corporation constituted upon the Amalgamation becoming effective.

(d)   "**Amalgamating Corporation(s)**" means Electrolinks and/or Power Grid.

(e)   "**Amalgamation**" means the amalgamation of the Amalgamating Corporations as contemplated in this Agreement.

(f)   "**Exchange Shares**" means the shares of common stock, par value U.S. $0.001 in the capital of High End as the same are constituted on the date hereof.

(g)   "**Effective Date**" means the effective date of the Amalgamation as set forth in the Certificate of Amalgamation issued to the Amalgamated Corporation.

(h)   "**Electrolinks Shares**" means the common shares in the capital of Electrolinks as the same are constituted on the date hereof.

ARTICLE 2
AMALGAMATION

2.1   The Amalgamating Corporations hereby agree to amalgamate pursuant to the provisions of the Act and to continue as one corporation on the terms and conditions herein set forth.

2.2   On the Effective Date the amalgamation of the Amalgamating Corporations and their continuance as one corporation shall become effective; the property of each Amalgamating Corporation shall continue to be the property of the Amalgamated Corporation; the Amalgamated Corporation shall continue to be liable for the obligations of each Amalgamating Corporation; any existing cause of action, claim or liability to prosecution shall be unaffected; any civil, criminal or administrative action or proceeding pending by or against an Amalgamating Corporation may be continued to be prosecuted by or against the Amalgamated Corporation; and any conviction against, or ruling, order or judgment in favour of or against, an Amalgamating Corporation may be enforced by or against the Amalgamated Corporation.

ARTICLE 3
AMALGAMATED CORPORATION

3.1   The name of the Amalgamated Corporation shall be "Power Grid Networks Ltd.".

3.2   There shall be no restriction or limit on the business and activity which the Amalgamated Corporation is authorized to carry on.

3.3   The head office of the Amalgamated Corporation shall be in the City of Toronto.

3.4   The capital of the Amalgamated Corporation shall be an unlimited number of common shares.

3.5   No shares in the capital of the Amalgamated Corporation may be transferred without consent signified by a resolution of the board of directors.

3.6   The board of directors of the Amalgamated Corporation shall, until otherwise changed in accordance with the Act, consist of not less than 1 and not more than 5 directors.

3.7   The first directors of the Amalgamated Corporation shall be the persons whose names, addresses and occupations appear below:

Name	Address	Citizenship
Balbir Ahluwalia	480-151 Bloor Street West Toronto, Ontario M5S 1S4	United Kingdom
Wayne Owens	480-151 Bloor Street West Toronto, Ontario M5S 1S4	Canada
Nadir Walji	2610-1066 West Hastings Street Vancouver, British Columbia V6E 3X2	Canada

Such directors shall hold office until the first annual meeting of the Amalgamated Corporation or until their successors are duly elected or appointed.

3.8   The by-laws of the Amalgamated Corporation until repealed, amended or altered shall be the by-laws of Power Grid.

ARTICLE 4
ISSUE OF EXCHANGE SHARES UPON AMALGAMATION

4.1   On the Effective Date:

(a)   one fully paid Exchange Share shall be issued in exchange for each two issued and outstanding Electrolinks Shares held by each shareholder of Electrolinks and the Electrolinks Shares thus exchanged shall be cancelled without reimbursement of the capital represented by such shares; and

(b)   in consideration of the issue by High End of the Exchange Shares pursuant to Subsection 4.1(a), the Amalgamated Corporation shall issue to High End one fully paid common share of the Amalgamated Corporation for each Exchange Share so issued; and

(c)   one fully paid common share of the Amalgamated Corporation shall be issued in exchange for each issued and outstanding share of Power Grid held by each shareholder of Power Grid and the shares of Power Grid thus exchanged shall be cancelled without reimbursement of the capital represented by such shares.

4.2   Fractional Exchange Shares shall not be in exchange for Electrolinks Shares and, in lieu of any interest in a fractional share, the number of Exchange Shares so issued shall be rounded up to the next whole number.

ARTICLE 5
MODIFICATION OR TERMINATION OF AMALGAMATION

5.1   The Amalgamating Corporations may, by resolution of their respective boards of directors, assent to any modification of this Agreement which the Director under the Act may require and this Agreement shall be deemed to include such modification.

5.2   This Agreement may, prior to the issuance of a Certificate of Amalgamation, be terminated by the board of directors of Electrolinks or Power Grid, notwithstanding the provisions of Section 6.1 and the approval of the shareholders of Electrolinks and Power Grid of the terms and conditions hereof, but only within 10 days after such approval of the shareholders.

ARTICLE 6
ARTICLES OF AMALGAMATION

6.1   The Amalgamating Corporations shall jointly file with the Director under the Act, Articles of Amalgamation and such other documents as may be required by the Act to give effect to the Amalgamation.

ARTICLE 7

7.1   This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario.

        IN WITNESS WHEREOF this Amalgamation Agreement has been executed by the parties hereto.

high end ventures, INC.

By: /s/ Nadir Walji

THE Electrolinks corporation

By: /s/ Hari Rao

POWER GRID NETWORKS LTD.

By: /s/ Nadir Walji

EXHIBIT B

PERMITTED ENCUMBERANCES

1. Loan Agreement dated December 19, 2006, as amended on July 9, 2007 in the amount of $792,708 including principal and interest as of June 30, 2007 between Electrolinks and ARAM Development Corp ("ARAM Agreement").

    The ARAM Agreement is secured pursuant to a General Security Agreement dated December 28, 2006 registered with the Province of Ontario as File Number 631715454, Registration Number 20061228 0927 1862 6982.

2. Promissory Note dated February 1, 2007 in the amount of $60,000 comprised of principal only as of June 30, 2007 between Electrolinks and First Capital Invest Corp.

3. Promissory Note dated March 5, 2007 in the amount of $100,000 comprised of principal only as of June 30, 2007 between Electrolinks and High End Ventures, Inc.

4. Promissory Note dated April 10, 2007 in the amount of $39,221.10 comprised of principal only as of June 30, 2007 between Electrolinks and High End Ventures, Inc.

5. Promissory Note dated May 1, 2007 in the amount of $10,000 comprised of principal only as of June 30, 2007 between Electrolinks and High End Ventures, Inc.

6. Promissory Note dated May 25, 2007 in the amount of $60,000 comprised of principal only as of June 30, 2007 between Electrolinks and High End Ventures, Inc.

7. Promissory Note dated June 18, 2007 in the amount of $30,000 comprised of principal only as of June 30, 2007 between Electrolinks and High End Ventures, Inc.

8. Promissory Note dated July 18, 2007 in the amount of $100,000 Canadian Dollars comprised of principal only between Electrolinks and Liberty Capital Partners.

9. Promissory Note dated August 14, 2007 in the amount of $100,000 Canadian Dollars comprised of principal only between Electrolinks and Liberty Capital Partners.

10. Promissory Note dated August 20, 2007 in the amount of $10,500 Canadian Dollars comprised of principal only between Electrolinks and Liberty Capital Partners.

EXHIBIT C

TRADENAMES/TRADEMARKS, COPYRIGHT, PROPRIETARY SOFTWARE, PATENTS AND PATENTS PENDING

NONE

EXHIBIT D

TRANSMITTAL LETTER

THE ELECTROLINKS CORPORATION

LETTER OF TRANSMITTAL

For use by the shareholders of The Electrolinks Corporation in connection with the the amalgamation of The Electrolinks Corporation and Power Grid Networks Ltd., a wholly owned subsidiary of High End Ventures, Inc. in accordance with the terms of the Business Combination Agreement and the Amalgamation Agreement among High End Ventures, Inc., Power Grid Networks Ltd. and The Electrolinks Corporation each of which is dated September 18, 2007.

ELECTROLINKS CORPORATION

151 Bloor Street West, 4th Floor
Toronto, Ontario
Canada M5S 1S4

Phone: (416) 924-0110 / (416) 850-8881 and Fax: (416) 850-8882

The instructions accompanying this "Letter of Transmittal" should be read carefully before completing this Letter of Transmittal. The Electrolinks Corporation or your financial advisor can assist you in completing this Letter of Transmittal.

LETTER OF TRANSMITTAL

To accompany certificates of common shares of

THE ELECTROLINKS CORPORATION (herein referred to as "**Electrolinks**") to be exchanged pursuant to the Business Combination Agreement and the Amalgamation Agreement for common shares of **HIGH END VENTURES, INC.** (herein referred to as "**High End**")

THESE SECURITIES HAVE NOT BEEN REGISTERED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION ("COMMISSION") OR THE SECURITIES COMMISSION OF ANY STATE BECAUSE THEY ARE BELIEVED TO BE EXEMPT FROM REGISTRATION UNDER SECTION 4(2), AND OR REGULATION "S" PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND PURSUANT TO A REPRESENTATION BY THE SECURITY HOLDER NAMED HEREON THAT SAID SECURITIES HAVE BEEN ACQUIRED FOR PURPOSES OF INVESTMENT AND NOT FOR PURPOSES OF DISTRIBUTION . THESE SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS UNLESS THE SECURITIES ARE REGISTERED UNDER THE SECURITIES ACT, OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENT IS AVAILABLE. HEDGING TRANSACTIONS INVOLVING THESE SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT. THESE SECURITIES SHALL NOT CONSTITUTE AN OFFER TO SELL NOR A SOLICITATION OF AN OFFER

TO BUY THE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. THE STOCK TRANSFER AGENT HAS BEEN ORDERED TO EFFECTUATE TRANSFERS ONLY IN ACCORDANCE WITH THE ABOVE INSTRUCTIONS.

This Letter of Transmittal is for use by all Electrolinks shareholders (collectively, the "**Shareholders**", each being a "**Shareholder**") of the common stock of Electrolinks (collectively, the "**Electrolinks Shares**") in connection with the completion of the terms and conditions of the Business Combination Agreement and Amalgamation Agreement each of which is dated September 18, 2007 (herein referred to collectively as the "**Agreement**") as entered into between High End, Power Grid Networks Ltd. (herein referred to as "**Power Grid**") and Electrolinks.

In this regard the Shareholder hereby initially acknowledges and understands the following matters resulting from the terms and conditions of the Agreement:

I.   On September 18, 2007 High End, Power Grid and Electrolinks entered into the Agreement whereby High End agreed to issue, exchange and deliver an aggregate of 21,584,183 shares of High End common stock (collectively, the "**High End Shares**") to the Shareholders on a pro rata basis, entitling each Shareholder to a one half (½) share of High End common stock for each one (1) common share of Electrolinks common stock on the closing date defined in the Agreement, as on or before November 9, 2007 or as determined by the parties thereto (the "**Closing Date**") in exchange for a one hundred percent (100%) ownership interest in Electrolinks in an aggregate of 43,168,366 shares. High End will not issue fractional shares in exchange for the Electrolinks Shares, rather High End will round fractional shares, if any, up to the next whole High End share.

BUSINESS COMBINATION AGREEMENT   **PAGE** - 30 -

II.   The Agreement was approved by the shareholders of High End pursuant to a Special Shareholders Meeting dated November __, 2007 and by the shareholders of Electrolinks pursuant to a Special Shareholders Meeting dated October __, 2007. The High End Shares will be issued to each respective shareholder of Electrolinks in exchange for the Electrolinks Shares pursuant to the securities transaction exemptions afforded by Section 4(2), and/or Regulation S of the Securities Act. The High End Shares will be restricted securities each bearing a restrictive legend.

III. The Shareholder does hereby agree to assign, transfer and set over the Electrolinks Shares in exchange for the High End Shares in accordance with those terms and conditions provided in the Agreement.

IV. On the Closing Date, by virtue of the Agreement and without any action on the part of High End, Power Grid, Electrolinks, or the Shareholders:

1. each two Electrolinks Shares of Electrolinks common stock issued and outstanding immediately prior to the Closing Date, excluding any treasury shares held by Electrolinks, if any, will be converted into the right to receive one High End Share (the "**Common Stock Exchange Ratio**") of fully paid and non-assessable shares of High End common stock and, where applicable, rounded up to the nearest whole number of High End common stock;

2. Electrolinks Shares will be exchanged for certificates evidencing High End Shares in accordance with the allocation procedures set forth herein and upon the surrender of such certificates in accordance with the provisions set forth hereinbelow; and

3. all Electrolinks Shares held in the treasury, if any, immediately prior to the Closing Date will be canceled and extinguished without any conversion thereof.

V. If required under the Canada Business Corporation Act (the "**Act**"), and notwithstanding any other provisions of the Agreement to the contrary, Electrolinks Shares that are outstanding immediately prior to the Closing Date and which are held by Shareholders who shall have not voted in favor of the Agreement or consented thereto in writing and who will have demanded properly in writing payment for such shares in accordance with the Act (collectively, the "**Dissenting Shares**") will not be converted into or represent the right to receive the High End Shares. Such Shareholders will be entitled to receive payment of the value of the Electrolinks Shares held by them in accordance with the provisions of such sections of the Act, except that all Dissenting Shares held by Shareholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such Electrolinks Shares under such sections of the Act shall thereupon be deemed to have been converted into and to have become exchangeable, as of the Closing Date, for the right to receive High End Shares, upon surrender, in the manner provided for hereinabove, of the certificate or certificates that evidence such Electrolinks Shares.

VI. In the event of any stock split, combination, reclassification, recapitalization, exchange, stock dividend or other distribution permitted under the Agreement and payable in High End Shares with respect to shares of High End common stock (or if a record date with respect to any of the foregoing should occur) during the period between the date of the Agreement and the Closing Date, then the Common Stock Exchange Ratio will be appropriately adjusted to reflect such stock split, combination, reclassification, recapitalization, exchange, stock dividend or other distribution.

VII. As a result of the foregoing the Shareholder hereby also acknowledges and understands that this Letter of Transmittal and other ancillary documents in respect of the same are intended to create a binding legal obligation between the Shareholder and each of High End, Power Grid and Electrolinks.

VIII. The Shareholder also understands that certain Electrolinks Shareholders' common stock share certificates may already be kept in the Electrolinks Corporate Minute Book. Those Shareholders whose certificates are in the possession of Electrolinks may utilize this Letter of Transmittal without the obligation of enclosing certificates for their Electrolinks Shares.

Please read carefully the attached instructions before completing this Letter of Transmittal. If you have any questions with respect to completing this Letter of Transmittal, please contact management of Electrolinks or your financial advisor as referenced herein.

ELECTROLINKS CORPORATION

LETTER OF TRANSMITTAL

To: Electrolinks

And to: High End and Power Grid

I.   <u>**LETTER OF TRANSMITTAL**</u> **– To be completed by all Electrolinks Shareholders.**

The undersigned Shareholder hereby delivers the enclosed certificate(s) for the Electrolinks Shares or alternatively confirms that share certificates for the Electrolinks Shares are in the possession of Electrolinks; details of which are set forth below:

Electrolinks Share Certificate Number if Available	Electrolinks Shares Registered in the Name of	Number of Electrolinks Shares

II.   <u>**DELIVERY OF THE SHARE CERTIFICATES**</u>

The undersigned Shareholder authorizes and directs Electrolinks:

1.   to register the certificate representing High End Shares to which the Shareholder is entitled to the registered holder of the enclosed certificates representing Electrolinks Shares at the address of such registered Shareholder as it appears on the records of Electrolinks or as indicated in block "**A. Registration instructions**" of the section titled "VI. Completion and Execution by the Shareholder" appearing hereinbelow; and

2.   to mail the same to the registered address or as indicated in block "**B. Special Delivery instructions**" or to deliver the same as indicated in block "**C. Special pick up instructions**" of the section titled "VI. Completion and Execution by the Shareholder" appearing hereinbelow.

III.   <u>**REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE SHAREHOLDER**</u>

The undersigned Shareholder:

1. acknowledges sufficient notice of and receipt of a copy of the Agreement and the Special Shareholders Meeting proxy materials from Electrolinks;

2. delivers to Electrolinks the enclosed certificates or, in the alternative, confirms that Electrolinks is in possession of the certificates representing the Electrolinks Shares and, on and subject to the terms and conditions of the Agreement, irrevocably deposits and sells, assigns and transfers to High End all right, title and interest in and to the Electrolinks Shares, effective on and after the Closing Date of the Agreement;

3. represents and warrants that:

    i. the Shareholder has full power and authority to deposit, sell, assign and transfer the Electrolinks Shares being deposited under the Agreement and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such Electrolinks Shares to any other person;

ii.   the Shareholder owns the Electrolinks Shares being deposited under the Agreement within the meaning of all applicable corporate and securities laws; and

iii.   when the Electrolinks Shares are exchanged pursuant to the Agreement, High End will acquire good title thereto free and clear of all liens, restrictions, charges, encumbrances, claims and equities whatsoever;

4.   irrevocably constitutes and appoints the president, or any director or officer of Electrolinks, or any other person designated by Electrolinks in writing, as the true and lawful agent, attorney and attorney-in-fact and proxy of the Shareholder with respect to the Electrolinks Shares, effective on and after the Closing Date, with full power of substitution, in the name of and on behalf of the Shareholder (such power of attorney being deemed to be an irrevocable power coupled with an interest):

i.   to make any necessary corrections to this Letter of Transmittal, including the insertion of certificate numbers where necessary;

ii.   to register or record, transfer and enter the transfer of Electrolinks Shares on the appropriate register of holders maintained by Electrolinks and High End; and

iii. except as otherwise may be agreed, to exercise any and all rights of the holder of the Electrolinks Shares including, without limitation, to vote, execute and deliver any and all instruments of proxy, authorizations or consents in respect of all or any of the Electrolinks Shares, revoke any such instrument, authorization or consent given prior to, on, or after the Closing Date, designate in any such instruments of proxy any person or persons as the proxy or the proxy nominee or nominees of the Shareholder in respect of such Electrolinks Shares for all purposes including, without limitation, in connection with any meeting of holders of securities Electrolinks, and execute, endorse and negotiate, for and in the name of and on behalf of the registered holder of the Electrolinks Shares, any and all cheques or other instruments respecting any distribution from Electrolinks payable to or to the order of such holder of such Electrolinks Shares;

5. agrees, effective on and after the Closing Date, not to vote any of the Electrolinks Shares at any meeting of holders of securities of Electrolinks and, except as may otherwise be agreed, not to exercise any or all of the other rights or privileges attached to the Electrolinks Shares, and agrees to execute and deliver any and all instruments of proxy, authorizations or consents in respect of the proxy to the person or persons specified by High End, as the proxy or proxy nominee or nominees of the holder of the Electrolinks Shares and acknowledges that, upon such appointment, all prior proxies given by the holder of such Electrolinks Shares with respect thereto shall be revoked and subsequent proxies may be given by such person with respect thereto;

6. covenants to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Electrolinks Shares to High End;

7.   represents that it has not, nor has any agent on its behalf, solicited or will solicit any offers to sell or has offered to sell or will offer to sell all or any part of the Electrolinks Shares so as to bring the proposed exchange and the offer or sale of the Electrolinks Shares to High End within the prospectus or registration requirements of any applicable corporate or securities laws or the respective rules and regulations thereunder and including, without limitation, the Securities Act and the rules and regulations promulgated thereunder;

8.   acknowledges that it has been advised by Electrolinks and acknowledges that it must bear the economic risk of the investment in the High End Shares;

9.   acknowledges that all authority conferred or agreed to be conferred by the Shareholder herein may be exercised during any subsequent legal incapacity of the Shareholder and shall survive the death or incapacity, bankruptcy or insolvency of the Shareholder and all obligations of the Shareholder herein shall be binding upon the heirs, personal representatives, successors and assigns of the Shareholder;

10.   represents and warrants that the Shareholder (**if not a U.S. Person**) {please check the appropriate box or boxes where applicable}:

      (is not a U.S. Person (as defined in Rule 902 of Regulation S ("**Regulation S**") under the Securities Act, which definition includes, but is not limited to, any natural person resident in the United States, any corporation or partnership incorporated or organized under the laws of the United States or any estate or trust of which any executor, administrator or trustee is a U.S. Person;

(is not acquiring any of the High End Shares for the account or benefit of any U.S. Person or for offering, resale or delivery for the account or benefit of any U.S. Person or for the account of any person in any jurisdiction other than the jurisdiction set out in the name and address of the Shareholder set forth hereinbelow; and

(was not offered any High End Shares in the United States and was outside the United States at the time of execution and delivery of this Agreement;

11.   acknowledges that the High End Shares have not been registered under the Securities Act and that High End has no obligation or present intention of filing a registration statement under the Securities Act in respect of the High End Shares except as detailed in the Agreement. The Shareholder agrees to resell the High End Shares only in accordance with the provisions of Regulation S, pursuant to a registration under the Securities Act or pursuant to an available exemption from such registration, and that hedging transactions involving the High End Shares may not be conducted unless in compliance with the Securities Act. The Shareholder understands that any certificate representing the High End Shares will bear a legend setting forth the foregoing restrictions. The Shareholder understands that the High End Shares are restricted within the meaning of "*Rule 144*" promulgated under the Securities Act; that the exemption from registration under Rule 144 will not be available in any event for at least one year from the date of issuance of the High End Shares to the Shareholder, and even then will not be available unless: (i) a public trading market then exists for the common stock of High End; (ii) adequate information concerning High End is then available to the public; and (iii) other terms and conditions of Rule 144 are complied with; and that any sale of the High End Shares may be made by the Shareholder only in limited amounts in accordance with such terms and conditions;

12. **if not a U.S. Person**, represents and warrants that no U.S. Person, either directly or indirectly, has any beneficial interest in any of the High End Shares acquired by Shareholder hereunder, nor does the Shareholder have any agreement or understanding (written or oral) with any U.S. Person respecting:

    i.   the transfer or any assignment of any rights or interest in any of the High End Shares;

    ii.   the division of profits, losses, fees, commissions or any financial stake in connection with the High End Shares; or

    iii.   the voting of the High End Shares except as detailed in the Agreement;

13. has the requisite knowledge and experience in financial and business matters for properly evaluating the risks of an investment in High End through exchange of shares resulting per the Agreement;

14.   has received all information regarding High End reasonably requested by the Shareholder;

15.   understands that an investment in High End through the Agreement involves certain risks of which the Shareholder has taken full cognizance, and which risks the Shareholder fully understands;

16.   has been given the opportunity to ask questions of, and to receive answers from, Electrolinks and High End concerning the terms and conditions of the Agreement and to obtain additional information necessary to verify the accuracy of the information contained in the information described in paragraph "14" hereinabove, or such other information as the Shareholder desired in order to evaluate an investment in High End through the Agreement;

17.   represents and warrants that the residence of the Shareholder as set forth hereinbelow is the true and correct residence of the Shareholder and the Shareholder has no present intention of becoming a resident or domiciliary of any other jurisdiction;

18.   in making a decision to invest in High End through the Agreement, the Shareholder has relied solely upon independent investigations made by the Shareholder, and the particular tax consequences arising from an investment in High End under the Agreement will depend upon the Shareholder's individual circumstances;

19.   is acquiring the High End Shares through the Agreement as principal for the Shareholder's own account and not for the benefit of any other person, except as otherwise stated herein, and not with a view to the resale or distribution of all or any of the High End Shares;

20.   represents that the decision of the Shareholder to exchange Electrolinks Shares for High End Shares pursuant to the Agreement has been based only on the representations contained in the Agreement provided to the Shareholder. It is not made on other information relating to High End and not upon any oral representation as to fact or otherwise made by or on behalf of High End or any other person. The Shareholder agrees that High End assumes no responsibility or liability of any nature whatsoever for the accuracy, adequacy or completeness of any business plan information which has been created based on Electrolinks' management experience. In particular, and without limiting the generality of the foregoing, the decision to acquire High End Shares through the Agreement has not been influenced by:

        i.   newspaper, magazine or other media articles or reports related to High End or its business;

ii. promotional literature or other materials used by High End for sales or marketing purposes; or

iii. any representations, oral or otherwise, that any of the High End Shares will be repurchased or have any guaranteed future realizable value or that there is any certainty as to the success of High End or the liquidity or value of any of the High End Shares;

21. acknowledges that the Shareholder has not acquired the High End Shares through the Agreement as a result of any general solicitation or general advertising, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

22. has not become aware of any advertisement in printed media of general and regular paid circulation, radio or television with respect to the distribution of the High End Shares;

23. has had access to such additional information, if any, concerning High End as the Shareholder has considered necessary in connection with the Shareholder's investment decision to exchange Electrolinks Shares for the High End Shares pursuant to the Agreement;

24.	acknowledges that, to the Shareholder's satisfaction:

i.	the Shareholder has either had access to or has been furnished with sufficient information regarding High End and the terms of this investment transaction to the Shareholder's satisfaction;

ii.	the Shareholder has been provided the opportunity to ask questions concerning this investment transaction and the terms and conditions thereof and all such questions have been answered to the Shareholder's satisfaction; and

iii.	the Shareholder has been given ready access to and an opportunity to review any information, oral or written, that the Shareholder has requested, in particular reference to the Agreement and the exchange resulting therefrom;

25. by reason of the Shareholder's knowledge and experience in financial and business matters, is capable of evaluating the risks and merits of an investment in the High End Shares or, if the Shareholder is relying upon the investment advice of a representative who has advised the Shareholder in connection with this investment (the "**Representative**"), the Shareholder believes the Representative to be sophisticated and competent in the area of investment advice and analysis and therefore capable of evaluating the risks and merits of an investment in the High End Shares;

26. has such knowledge and experience in financial and business affairs as to be capable of evaluating the merits and risks of the Shareholder's investment in and to any of the High End Shares, and the Shareholder is able to bear the economic risk of a total loss of the Shareholder's investment in and to any of the High End Shares;

27. understands that an investment in any of the High End Shares is a speculative investment and that there is no guarantee of success of Electrolinks' and High End's management's plans. Management's plans are an effort to apply present knowledge and experience to project a future course of action which is hoped will result in financial success employing Electrolinks' and High End's assets and with the present level of management's skills and of those whom Electrolinks and High End will need to attract (which cannot be assured). Additionally, all plans are capable of being frustrated by new or unrecognized or unappreciated present or future circumstances which can typically not be accurately, or at all, predicted;

28. is resident as set out in this Letter of Transmittal, and the address as set forth in this Letter of Transmittal is the true and correct address of the Shareholder;

29.   the Shareholder is aware of the risks and other characteristics of the High End Shares and of the fact that the Shareholder will not be able to resell the High End Shares except in accordance with the applicable securities legislation and regulatory policy;

30.   acknowledges that no person has made to the Shareholder any written or oral representations:

        i.   that any person will resell or repurchase any of the High End Shares;

        ii.   that any person will refund the purchase of any of the High End Shares;

        iii.   as to the future price or value of any of the High End Shares; or

iv.   that any of the High End Shares will continue to be listed and posted for trading on any stock exchange, over-the-counter or bulletin board market; and

v.   the Shareholder will not resell the High End Shares except in accordance with the provisions of applicable securities legislation and stock exchange, over-the-counter and/or bulletin board market rules;

31.   if required by applicable securities legislation, policy or order or by any securities commission, stock exchange or other regulatory authority, the Shareholder will execute and otherwise assist High End in filing such reports, undertakings and other documents as may be reasonably required with respect to the issue of the High End Shares;

32.   has been independently advised as to the applicable hold period imposed in respect of the High End Shares by securities legislation in the jurisdiction in which the Shareholder's resides and confirms that no representation has been made respecting the applicable hold periods for the High End Shares and is aware of the risks and other characteristics of the High End Shares and of the fact that the Shareholder may not be able to resell the High End Shares except in accordance with the applicable securities legislation and regulatory policy. In this regard the Shareholder agrees that if the Shareholder decides to offer, sell or otherwise transfer any of the High End Shares the Shareholder will not offer, sell or otherwise transfer any of such Shares, directly or indirectly, unless:

      i.   the sale is to High End; or

      ii.   the sale is made outside the United States in compliance with the requirements of "Rule 904" of Regulation S under the Securities Act and in compliance with applicable state securities laws; or

      iii.   the sale is made pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder and as set forth hereinabove, if applicable, and in compliance with applicable state securities laws; or

      iv.   with the prior written consent of High End, the sale is made pursuant to another applicable exemption from registration under the Securities Act and in compliance with applicable state securities laws;

33.   acknowledges that this is an offering made on a private basis through the Agreement without a prospectus and that no federal, state, provincial or other agency has made any finding or determination as to the merits of the investment nor made any recommendation or endorsement of the High End Shares, and that:

i. the Shareholder may be or is restricted from using most of the civil remedies available under applicable securities legislation; and

ii. Electrolinks and High End are relieved from certain obligations that would otherwise apply under applicable securities legislation;

34. understands that the Agreement is confidential. Furthermore, the Shareholder has not distributed such, or divulged the contents thereof, to anyone other than such legal or financial advisors as the Shareholder has deemed desirable for purposes of evaluating an investment in the High End Shares, and the Shareholder has not made any copies thereof except for the Shareholder's own records;

35. if an individual, has attained the age of majority and is legally competent to execute this Letter of Transmittal and to take all actions required pursuant hereto;

36.   if a corporation, partnership, trust or other form of business entity, is authorized and otherwise duly qualified to purchase and hold the High End Shares, and such entity has not been formed for the specific purpose of acquiring High End Shares under the Agreement. If the Shareholder is one of the aforementioned entities it hereby agrees that, upon the request of High End, it will supply High End with any additional written information that may be requested by High End. In addition, the entering into of this Letter of Transmittal and the transactions contemplated thereby will not result in the violation of any of the terms of and provisions of any law applicable to, or the constating documents, if a corporation, of, the Shareholder or of any agreement, written or oral, to which the Shareholder may be a party or by which the Shareholder may be bound;

37.   acknowledges that an investment in the High End Shares may have tax consequences to the Shareholder under applicable law, which the Shareholder is solely responsible for determining, and the Shareholder also acknowledges and agrees that the Shareholder is responsible for obtaining its own legal and tax advice;

38.   knows of no reason (and is sufficiently knowledgeable to determine the same or has sought legal advice) why the delivery of this Letter of Transmittal, the acceptance of it by High End and the issuance of the High End Shares to the Shareholder will not comply with all applicable laws of the Shareholder's jurisdiction of residence or domicile, and all other applicable laws, and the Shareholder has no reason to believe that the Shareholder's execution of this Letter of Transmittal will cause High End to become subject to or required to comply with any disclosure, prospectus or reporting requirements or to be subject to any civil or regulatory review or proceeding. In addition, the Shareholder will comply with all applicable securities laws and will assist High End in all reasonable manner to comply with all applicable securities laws;

39.   further represents and warrants that the Shareholder was not specifically formed to acquire any of the High End Shares acquired under the Agreement in violation of the provisions of Regulation S; and

40. agrees further that all questions as to validity, form, eligibility and acceptance of any of the Electrolinks Shares will be determined by High End in its sole discretion and that such determination shall be final and binding.

IV.   **RELEASE PROVISIONS OF THE SHAREHOLDER**

The undersigned Shareholder agrees that:

1. contemporaneously within the payment by High End for the Electrolinks Shares, and the release of the same to the Shareholder pursuant to the terms of the Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, unless otherwise agreed to in writing between the Shareholder and High End, the Shareholder hereby irrevocably and unconditionally remises, releases, quitclaims and forever discharges Electrolinks and High End, and each of their respective and former and present directors, officers, employees, agents and counsel, together with all of their respective agents, heirs, executors, administrators, successors and assigns (collectively, the "**Releasees**"), of and from all manner of rights, acts, actions, causes of action, suits, debts, duties, dues, accounts, bonds, covenants, contracts, claims and demands whatsoever (collectively, the "**Claims**") which against the Releasees that the Shareholder ever had, now has or which it or its heirs, executors, administrators, successors and assigns or any of them hereafter can, shall or may have against the Releasees for or by any reason of any cause, matter or thing whatsoever existing up to and including the date hereof arising out of, in connection with or relating to the Shareholder

having been a Shareholder or creditor of Electrolinks or otherwise and including, without limitation, any claim for monies advanced, expenses, fees, participation in profits or earnings, dividends or other remuneration or benefits, whether authorized or provided for by law, contract, resolution, bylaw or otherwise; provided that these release provisions shall not apply so as to release High End from any outstanding obligations it has to the Shareholder under the Agreement, including the delivery of the High End Shares and any adjustments thereto for the Electrolinks Shares; and provided that those release provisions shall not apply to *bona fide* debt of Electrolinks that is evidenced by an instrument in writing executed by Electrolinks;

2. the Shareholder irrevocably and unconditionally covenants and agrees not to direct, instruct, promote, encourage, assist or otherwise participate in, file commencement or continuation or the bringing of any proceedings or the making of any other claims of any kind for any cause, matter or thing whatsoever existing, up to the date hereof arising out of, in connection with or relating to the Shareholder having been a Shareholder or creditor of Electrolinks or otherwise against the Releasees or any other person or entity who, or whose representatives, successors or assigns claim, contribution or indemnity from any of the Releasees in respect of such claim, or which otherwise results in any of the Releasees suffering or incurring any liability, damages, costs or expenses, if such claims relate to a matter which the Shareholder is releasing herein;

3. the Shareholder has had the opportunity to seek independent legal advice with respect to this release and the Shareholder fully understands the terms contained in it;

4. the Shareholder hereby represents, warrants and covenants that the Shareholder has not assigned and will not assign to any other person or entity any of the Claims which the Shareholder is releasing herein; and

5.   the terms of this release shall be binding upon and enure to the benefit of the Shareholder and the Releasees and their respective heirs, executors, administrators, successors and permitted assigns.

V.   **<u>GENERAL</u>**

The agreement constituted by this Letter of Transmittal shall be governed by and construed in accordance with the laws of the State of Colorado and the parties hereto irrevocably attorn to the jurisdiction of the courts of the State of Colorado.

VI.   **<u>COMPLETION   AND   EXECUTION   BY   THE SHAREHOLDER</u>**

A. **<u>Registration instructions</u>**

   Issue and send certificates as indicated

below:

_____

 (Name) (please print)

_____

(Street Address)

_____

_____

(City) (Province or State) (Postal or Zip

Code)

_____

(Telephone – Business Hours)

B. <u>Special Delivery instructions</u>

To be completed ONLY if the certificate(s) are to be sent to someone other than the registered holder or to an address other than the address of the registered holder.

Mail to the same address as A, above, OR mail to the name and address below:

Issue and send certificates as indicated

below:

_____

(Name) (please print)

_____

(Street Address)

_____

_____

(City) (Province or State) (Postal or Zip

Code)

_____

(Telephone – Business Hours)

C.   <u>**Special pick up instructions**</u>

Hold certificate for pick up.

DATED: _____, 2007

_____

Signature of holder

_____

(Signature of joint holder)

_____

Name of Shareholder (Please print)

INSTRUCTIONS TO LETTER OF TRANSMITTAL

1.   **Use of Letter of Transmittal**

    (a)   The Letter of Transmittal must be completed, signed and delivered, together with certificate(s) representing the Electrolinks Shares to Electrolinks at the address set forth below. If the Shareholder's certificate(s) are in the possession of Electrolinks, then such certificate(s) need not accompany this Letter of Transmittal.

    (b)   If the certificate(s) representing the Electrolinks Shares are registered in different names or addresses, it will be necessary to submit separate Letters of Transmittal for each different registration or account. Additional copies of the Letter of Transmittal may be obtained from Electrolinks at the addresses set forth below.

    (c)   If you own Electrolinks Shares registered in different names or addresses, it would be beneficial to consolidate your accounts by completing the Letters of Transmittal directing in "**A. Registration instructions**" of the section titled "VI. Completion and Execution by the Shareholder" appearing hereinabove that certificate(s) be issued to a single name with a single address.

2.   **Signatures**

This Letter of Transmittal must be completed and signed by the Shareholder of the Electrolinks Shares being transmitted. The signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed or signature guaranteed. If such certificate(s) indicate joint ownership, all joint owners must sign this Letter of Transmittal.

3.   **Delivery**

The method used to deliver this Letter of Transmittal and any accompanying Electrolinks Shares certificate(s) is at the option and risk of the Shareholder and delivery will be deemed effective only when such documents are actually received. The Letter of Transmittal and any share certificate(s) may be delivered personally to the address set forth below. Otherwise, the use of registered insured mail with return receipt is recommended.

Shareholders whose Electrolinks Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in delivering those Electrolinks Shares.

4.   **Request for assistance of additional copies**

Questions and requests for assistance may be directed to Electrolinks or High End. Additional copies of this Letter of Transmittal may be obtained without charge from Electrolinks or High End at the addresses listed below:

THE ELECTROLINKS CORPORATION   **HIGH END VENTURES, INC.**

151 Bloor Street West, 4th Floor   2610-1066 West Hastings Street

Toronto, Ontario   Vancouver, British Columbia

Canada M5S 1S4   Canada V6E 3X2

Phone: (416) 924-0110 / (416) 850-8881   Phone (604) 602-1717

Fax: (416) 850-8882   Fax: (604) 687-6755

SCHEDULE 3.1.15

ELECTROLINKS CONTRACTS

1.   Employment Agreement with Hari Rao dated September 1, 2007.

2.   Employment Agreement with Balbir Ahluwalia dated September 1, 2007.

3.   Employment Agreement with Wayne Owens dated September 1, 2007.

4. Lease Agreement with Saxon Continental Holdings Limited for the use of office space with a term of 5 years commenced March 1, 2006.

SCHEDULE 3.1.22

LITIGATION

Commercial Arbitration Action by Global Televentures, Inc. of 4031 University Drive Suite 200, Fairfax, Virginia 22030, claiming $118,000 pursuant to a Consulting Services Agreement dated November 1, 2005 between Electrolinks and GTI.

SCHEDULE 3.2.15

COMPANY CONTRACTS

1.   Finder's Fee Agreement dated September 15, 2006 between the Company and Valor Invest Ltd.

SCHEDULE 5.1.4

Voting Agreement

SHAREHOLDER VOTING AGREEMENT

THIS SHAREHOLDER VOTING AGREEMENT, dated as of September 18, 2007 (this "Voting Agreement"), is between High End Ventures, Inc., a Colorado corporation (the "Company") Ahluwalia Family Trust, Kimberly Parr, Roman Hrycysyn Family Trust, Tannery Ltd., Hari Rao, Vimla Rao, Jay Rao, Prya Rao, Krishna Datta, 4045653 Canada Inc. (each a "Holder" and collectively, the "Holders").

WITNESSETH:

Whereas the Company and Electrolinks Corporation ("Electrolinks") have entered into a Business Combination Agreement ("Combination Agreement") whereby the Company shall acquire all the outstanding common shares of Electrolinks from the shareholders of Electrolinks in exchange for Company common stock; and

Whereas, the Holders, individually or as trustees or custodians, subsequent to the closing of the Combination Agreement shall be the beneficial owners of 5,326,000 shares or collectively in excess of fourteen percent (14%) of the issued and outstanding shares of the Company's common stock (such shares, along with all other shares of capital stock of the Company acquired by each Holder subsequent to the date hereof, are referred to herein collectively as the "Subject Shares"); and

Whereas, as a condition of entering into the Combination Agreement, the Company has requested that the Holders agree, and the Holders have agreed, among other things, to vote and commit the Subject Shares to the election of Nadir Walji to the Company's board of directors upon the terms and subject to the conditions set forth herein.

Now, therefore, in consideration of the premises and the mutual representations, agreements and covenants hereinafter set forth, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1.   Agreement.

(a) Each Holder agrees to vote the Subject Shares, at any special or annual meeting of the shareholders, that is held within three (3) years of the closing of the Combination Agreement, in favor of electing Nadir Walji as one (1) of no more than three (3) persons elected or appointed at any one time to the Company's board of directors during the given term.

(b)   Prior to the expiration of the three (3) year term of commitment to elect Nadir Walji, the Holders shall not enter into any agreement or understanding with any person to vote or give instructions in any manner inconsistent with the preceding paragraph (a).

(c) Each Holder will not vote in any manner whatsoever any of the Subject Shares except in accordance with this Voting Agreement.

(d) Each Holder will be permitted to sell the Subject Shares in accordance with the United States Securities Act of 1933, as amended.

(e)   No person executing this Voting Agreement who is or becomes during the term hereof a director of the Company, or any successor thereof, makes any agreement or understanding herein in his or her capacity as such director. Each Holder signs solely in his or her capacity as the owner of the Subject Shares.

2.   Representations and Warranties of the Holder. Each Holder hereby represents and warrants to the Company, severally and not jointly, that:

(a)   this Voting Agreement has been duly executed and delivered by such Holder and is the legal, valid and binding obligation of such Holder;

(b)   no consent of any governmental entity, beneficiary, co-trustee or other person is necessary for the execution, delivery and performance of this Voting Agreement by the Holder;

(c)   such Holder shall own the Subject Shares free and clear of any encumbrance other than this Voting Agreement and does not own, directly or indirectly, any other shares of the Company's common stock or any option, warrant or other right to acquire any shares of the Company's common stock;

(d)   such Holder shall have the power and right to vote all of the Subject Shares; and

(e)   except as provided herein, such Holder has not (i) granted any power-of-attorney or other authorization or interest with respect to any of the Subject Shares, (ii) deposited any of the Subject Shares into a voting trust, or (iii) entered into any prior voting agreement or other arrangement with respect to any of the Subject Shares.

3.   Representations and Warranties of the Company. The Company hereby represents and warrants to each of the Holders that:

(a)   this Voting Agreement has been duly executed and delivered by the Company, and is the legal, valid and binding obligation of the Company; and

(b)   no consent of any governmental entity, beneficiary, co-trustee or other person is necessary for the execution, delivery and performance of this Voting Agreement by the Company.

4.   Covenants of the Holders. Each Holder hereby agrees and covenants that during the period between the date hereof and the Expiration Date (as defined hereinafter), any shares of capital stock of the Company (including, without limitation, the Company's common stock) that any Holder purchases or with respect to which such Holder otherwise acquires beneficial ownership (including by reason of stock dividends, split-ups, recapitalizations, combinations, exchanges of shares or the like) shall be considered Subject Shares and subject to each of the terms and conditions of this Voting Agreement;

5.   Expiration Date. This Voting Agreement shall expire on the earliest of (a) the expiration of the three (3) year term of commitment to elect Nadir Walji; (b) the date on which this Voting Agreement is validly terminated; and (c) November 9, 2010 (such earliest date being referred to herein as the "Expiration Date").

6.   Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, telecopy or by registered or certified mail (postage prepaid, return receipt requested) or by overnight courier to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 6):
Company:

High End Ventures, Inc. – 2610-1066 West Hastings Street, Vancouver, British Columbia V6E 3X2

Holders:

NAME	ADDRESS	ELECTROLINKS SHARES	HIGH END SHARES
Ahluwalia Family Trust	480-151 Bloor St. West, Toronto, ON M5S 1S4	2,000,000	1,000,000
Kimberly Parr	480-151 Bloor St. West, Toronto, ON M5S 1S4	1,250,000	625,000
Hrycyshyn Family Trust	200-2285 Bloor St. West, Toronto, ON M6S 1P1	2,000,000	1,000,000
Tannery Ltd	485-181 Bloor St. West, Toronto, ON M5S 1S4	1,382,000	691,000
Hari Rao	55 Shalom Crescent, Toronto, ON M9V 2J3	820,000	410,000
Vimla Rao	55 Shalom Crescent, Toronto, ON M9V 2J3	300,000	150,000
Jay Rao	602-5 Mariner Terrace, Toronto, ON M5V 3V6	250,000	125,000
Prya Rao	215-217 Wellington St. West, Toronto, ON M5V 3P5	250,000	125,000
Krishna Datta	36 Blue Jays Way, Toronto, ON M5V 3T3	400,000	200,000
4045653 Canada Inc.	480-151 Bloor St. West, Toronto, ON M5S 1S4	2,000,000	1,000,000
TOTAL		10,652,000	5,326,000

7.   Amendments; No Waivers.

(a)   Any provision of this Voting Agreement may be amended or waived prior to the Expiration Date if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company and each of the Holders or in the case of a waiver, by the party against whom the waiver is to be effective.

(b)   No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

8.   Expenses. All costs and expenses incurred in connection with this Voting Agreement shall be paid by the party incurring such cost or expense.

9.   Successors and Assigns. The provisions of this Voting Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided, that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Voting Agreement without the prior written consent of the other party hereto.

10.   Non-Survival of Representations and Warranties. All representations, warranties and agreements made by the Holders and the Company in this Voting Agreement shall promptly terminate upon the Expiration Date.

11.   Parties in Interest. Nothing in this Voting Agreement is intended to provide any rights or remedies to any Person other than the parties hereto.

12.   Counterparts. This Voting Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed an original but all of which taken together shall constitute one and the same agreement.

13.   Governing Law. This Voting Agreement will be construed and enforced in accordance with and governed by the laws of the State of Colorado, without reference to principles of conflicts of law. Each of the parties consents to the jurisdiction of the federal courts whose districts encompass any part of the State of Colorado in connection with any dispute arising under this Voting Agreement and hereby waives, to the maximum extent permitted by law, any objection, including any objection based on forum non conveniens, to the bringing of such proceeding in such jurisdictions.

14. Jury Trial Waiver. EACH PARTY HERETO HEREBY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING INSTITUTED BY EITHER OF THEM AGAINST THE OTHER THAT PERTAINS DIRECTLY OR INDIRECTLY TO THIS VOTING AGREEMENT.

15.   Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Voting Agreement was not performed in accordance with the terms hereof and that, in addition to any remedy to which they are entitled at law or in equity, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Voting Agreement and to enforce specifically the terms and provisions of this Voting Agreement without the need to post a bond or prove special damages.

16.   Interpretation. The descriptive headings contained in this Voting Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Voting Agreement. When a reference is made in this Voting Agreement to a Section, such reference shall be to a Section of this Voting Agreement unless otherwise indicated. Whenever the words "include," "includes" or "including" are used in this Voting Agreement they shall be deemed to be followed by the words "without limitation."

17.   Entire Agreement. This Voting Agreement and the related irrevocable proxy constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior written and oral and all contemporaneous agreements and understandings with respect to the subject matter hereof. Each party acknowledges and agrees that no other party hereto makes any representations or warranties, whether express or implied, other than the express representations and warranties contained herein.

18. Severability. If any term or other provision of this Voting Agreement is held to be invalid or unenforceable by a court of competent jurisdiction, this Voting Agreement shall be interpreted and enforceable as if such provision were severed or limited, but only to the extent necessary to render such provision of this Voting Agreement enforceable.

IN WITNESS WHEREOF, each of the parties hereto has executed this Voting Agreement as of the date first set forth above.

Company - High End Ventures, Inc.

/s/ Nadir Walji

By: Nadir Walji
Chief Executive Officer

Holders

Ahluwalia Family Trust

By: /s/ Balbir Ahluwalia
Name Balbir Ahluwalia
Title Trustee

Kimberly Parr

/s/ Kimberly Parr
Kimberly Parr

Hrycyshyn Family Trust

By: /s/ Roman Hrycyshyn
Name Roman Hrycyshyn
Title Trustee

Tannery Ltd

By: /s/ Frank Cunardi
Name Frank Cunardi
Title President

Hari Rao

/s/ Hari Rao
Hari Rao

Vilma Rao

/s/ Vilma Rao
Vilma Rao

Jay Rao

/s/ Jay Rao
Jay Rao

Pyra Rao

/s/ Pyra Rao
Pyra Rao

Krishna Datta

/s/ Krishna Datta
Krishna Datta

4045653 Canada Inc.

By: /s/ Wayne Owens
Name Wayne Owens
Title President